UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

International Tungsten Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Choom Holdings Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

46052Y
(CUSIP Number of Class of Securities (if applicable))

International Tungsten Inc.
1435 - 1188 West Georgia Street
Vancouver, BC
Canada V6E 4A2
Attention: Stephen Leahy, Chief Executive Officer and Chairman
Tel: (604) 729-4573
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit 99.1

Notice of Special Meeting and Management Information Circular (“Information Circular”) for Special Meeting of Shareholders of International Tungsten Inc. to be held on April 24, 2018 with respect to the proposed amalgamation of International Tungsten Inc. with Arbutus Brands Inc., a wholly-owned subsidiary of Choom Holdings Inc.

Exhibit 99.2	Form of proxy

Exhibit 99.3	Letter of Transmittal

Exhibit 99.4	Supplement to Information Circular – Notice to U.S. Shareholders/Letter of Transmittal

The Exhibits to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities Exchange Commission.

Item 2.	Informational Legends

The informational legend required by Rule 802(b) under the Securities Act of 1933, as amended, is included in the Supplement to Information Circular – Notice to U.S. Shareholders.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Choom Holdings Inc. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates.

Any change in the name or address of the agent for service of process shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHOOM HOLDINGS INC.

By:	/s/ Chris Bogart
Name:	Chris Bogart
Title:	Chief Executive Officer
Date:	April 17, 2018

EXHIBIT INDEX

Exhibit	Description

99.1

Notice of Special Meeting and Management Information Circular (“Information Circular”) for Special Meeting of Shareholders of International Tungsten Inc. to be held on April 24, 2018 with respect to the proposed amalgamation of International Tungsten Inc. with Arbutus Brands Inc., a wholly-owned subsidiary of Choom Holdings Inc.

99.2	Form of Proxy

99.3	Letter of Transmittal

99.4	Supplement to Information Circular – Notice to U.S. Shareholders/Letter of Transmittal